SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-15781
A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Berkshire Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hills Bancorp, Inc.
24 North St.
Pittsfield, MA 01201

 BERKSHIRE BANK 401(k) PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2012 and 2011

CONTENTS

BERKSHIRE BANK 401(k) PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2012 and 2011

The following financial information is submitted herewith:                                                                                                                     Page

Report of Independent Registered Public Accounting Firm                                                                                                          1

Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011                                                                                                                                          2

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011                                                                                                                3

Notes to Financial Statements                                                                                                                                                            4-13

    Supplemental Schedules*:

    Schedule H, Line 4i – Schedule of Assets
     (Held at End of Year) December 31, 2012                                                                                                                                      14

*  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

pwc

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Berkshire Bank 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Berkshire Bank 401(k) Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 25, 2013

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA  02110
T: (617)530 5000, F: 617)530 5001, www.pwc.com/us

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2012 and 2011

	2012	2011

ASSETS
Investments, at fair value	$ 54,649,385	$ 47,844,092

Receivables:
Participant contributions	6,637	-
Notes receivable from participants	1,197,730	976,980
	1,204,367	976,980
Net assets available for benefits	$ 55,853,752	$ 48,821,072

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2012 and 2011

	2012	2011

Additions to net assets attributed to:

Investment income:
Dividends and interest	$ 1,135,852	$ 1,104,937
Net appreciation (depreciation) in fair value of investments	4,704,084	(1,078,986)
Total investment income	5,839,936	25,951
Other income:
Loan interest income	44,208	35,092
Total other income	44,208	35,092
Total income	5,884,144	61,043

Contributions:
Employer	2,542,872	1,875,898
Participants	2,645,216	2,014,751
Rollover	2,553,313	3,729,196
Total contributions	7,741,401	7,619,845

Assets transferred in from terminated plans	-	916,912
Total additions	13,625,545	8,597,800

Deductions from net assets attributed to:
Withdrawals and benefits paid to participants	6,566,402	3,393,579
Administrative fees	26,463	15,959
Total deductions	6,592,865	3,409,538

Net increase in net assets available for benefits	7,032,680	5,188,262

Net assets available for benefits at beginning of year	48,821,072	43,632,810
Net assets available for benefits at end of year	$ 55,853,752	$ 48,821,072

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

1.         DESCRIPTION OF THE PLAN

    The Berkshire Bank 401(k) Plan (the “Plan”) was established on April 11, 1993.

    The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

    General

    The Plan is a defined contribution plan covering all eligible employees of Berkshire Bank and subsidiaries (the “Bank” or the “Plan Sponsor”).
    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Vanguard Fiduciary Trust Company
    serves as the Trustee of the Plan.  The Vanguard Group (“Vanguard” or the “Custodian”) is the custodian of the Plan.

    Contributions

    Each year, participants may contribute a percent of pretax annual compensation, excluding certain types of restricted compensation, subject to certain limitations as defined by the Plan and the Internal Revenue Code (“IRC”).  The maximum participant deferral was
    $17,000 and $16,500 for the Plan years ended December 31, 2012 and 2011.  In addition, all employees who are eligible to make salary reductions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions, as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).  Participants may also contribute rollover amounts representing distributions from other qualified retirement plans and IRAs.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their rate of contribution each pay period.

    The Bank matches a portion of eligible employee contributions.  During 2012 and 2011, the Bank matched 100% of eligible employee contributions up to 4% of the participant’s annual compensation.

    In addition, the Bank makes a Safe Harbor non-elective contribution to the account of each eligible employee in an amount equal to 3%
    of the participant’s annual compensation, excluding certain types of restricted compensation.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

    DESCRIPTION OF THE PLAN (continued)

    Plan Eligibility

    Employees of the Bank are eligible to participate in the Plan after attaining twenty-one years of age and completing one year of service with 1,000 hours during their initial year of employment.

    A break in eligibility service occurs if an employee works less than 500 hours. If the eligibility requirements had not yet been satisfied and there is a break in eligibility service, periods before the break in service will not be taken into account and the employee will have to satisfy the eligibility requirements following the break in service.

    Periods during which an employee has a break in eligibility service will not count against the employee if the employee was absent because the employee was pregnant, had a child or adopted a child, was serving in the military, or provided service during a national emergency and re-employment is protected under federal or state law, and the employee returns to employment within the time required by law.  Service credit is given to employees of certain predecessor employers as described in the Plan document for participation and vesting purposes.  Employees may join the Plan on the first of the month following the month in which eligibility requirements are satisfied.

    Participant Accounts

    Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contributions, (b) the Plan’s investment earnings, and (c) administrative expenses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

    Investments

    Participants direct the investment of their contributions into investment options offered by the Plan which include selected mutual funds of Vanguard and common shares of Berkshire Hills Bancorp, Inc., the parent company of the Bank.  Employer contributions are invested in each participant’s account according to the participant’s selected allocation.  Participants may change or transfer their investment options at any time via an automated telephone system or the Custodian’s website.

    Vesting

    Participants are 100% vested in all contributions plus actual earnings thereon.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

    DESCRIPTION OF THE PLAN (continued)

Participant Loans

    Participants may borrow from their fund accounts a minimum of $1,000 per loan up to a maximum amount, which is equal to $50,000 or 50% of their vested account balance, whichever is less.  In addition, the $50,000 limit is reduced by the highest outstanding loan balance (of any previous loans made) in the previous twelve months.  The loans are secured by the balance in the participant’s accounts and bear interest at The Wall Street Journal prime rate plus one percentage point as of the loan application review date.  Interest rates ranged from 4.20% to 9.25% as of December 31, 2012 and 2011, respectfully.  In general, principal and interest are paid ratably over a period not to exceed five years through regular payroll deductions.  Loans used to finance the participant’s principal residence are repaid over a period of time, up to 20 years.

    If a participant fails to make a loan repayment by its due date, the total outstanding amount of the loan including any interest that has accrued will be defaulted and deemed a distribution to the participant on the date of default.  There were no loan defaults for active participants for the years ended December 31, 2012 and 2011. There was one loan default for a terminated participant for the year ended December 31, 2012.

Payment of Benefits

    On termination of service due to death, disability, normal retirement, or attaining age 59½ a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in their account, annual installments, or defer distribution until a later date.  If the vested portion of a participant’s account balance is $1,000 or less, this amount is paid as a lump sum distribution as soon as possible following termination, retirement, disability, or to the beneficiary following death.

    Participants may request a benefit payment in the case of financial hardship, subject to certain limitations as defined by the Plan.

Administrative Expenses

    The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document.  Administrative expenses paid by the Plan Sponsor were $15,000 and $15,050 for the years ended December 31, 2012 and 2011, respectively.
    Administrative fees charged to the Plan as shown on the statements of changes in net assets relate to fees charged to the participants that are deducted from their asset balances.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

    DESCRIPTION OF THE PLAN (concluded)

Plan Termination

    Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

2.         SUMMARY OF ACCOUNTING POLICIES

    A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

    The accompanying financial statements have been prepared using the accrual method of accounting.

    Reclassifications

    Certain items in prior financial statements have been reclassified to conform to the current presentation.

Use of Estimates

    In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

    The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value reported by the fund at year-end.  Investments in Berkshire Hills Bancorp, Inc. common stock and other equities are valued at the closing market price as of the last trade date of the year.

    Purchases and sales of investments are recorded on a trade-date basis.  Investment income is recorded on the accrual basis.
    Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

    SUMMARY OF ACCOUNTING POLICIES (continued)

    The Plan groups assets and liabilities that are measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

    Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities.  Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

    Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities;
    quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

    Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using unobservable techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

    In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

    Notes Receivable from Participants

    Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
    Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefits Paid

    Benefits are recorded upon distribution.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

    SUMMARY OF ACCOUNTING POLICIES (concluded)

Risks and Uncertainties

    The Plan invests in a variety of investment vehicles.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.         INVESTMENTS, AT FAIR VALUE

    The following schedule presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2012		2011
Mutual funds:
* Vanguard 500 Index Inv.	$7,013,013		$5,992,078
* Vanguard IT Treasury Inv.	3,589,083		3,659,065
* Vanguard Prime Money Market Fund	3,984,467		3,987,349
* Vanguard Small-Cap Growth Index	2,577,994	(a)	2,858,618
* Vanguard TGT Retirement 2015	4,433,805		3,850,875
* Vanguard Total Stock Market Inv.	5,205,957		4,949,440

Common stock:
* Berkshire Hills Bancorp, Inc. Common Stock	$4,567,132		$3,810,455

*   Represents a party-in-interest under ERISA.
(a) Amount is less than 5%, but shown for comparative purposes only.

During 2012 and 2011, the Plan’s investments (including investments bought, sold, and held during the year) appreciated
(depreciated) in value as follows:

	December 31,
	2012	2011

Mutual funds	$4,397,882	$(1,117,843)
Common stock	306,202	38,857

	$4,704,084	$(1,078,986)

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

INVESTMENTS, AT FAIR VALUE (concluded)

    The following table summarizes the valuation of the Plan’s investments by the fair value hierarchy levels as of December 31, 2012 and 2011, respectively:

	Level 1	Level 2	Level 3	Fair Value

Money markets	$3,984,467	$-	$-	$3,984,467
Balanced funds	17,216,443	-	-	17,216,443
Bond funds	5,194,950	-	-	5,194,950
Domestic stock funds	20,809,764	-	-	20,809,764
International stock funds	2,876,629	-	-	2,876,629
Common stock	4,567,132	-	-	4,567,132

Total investments	$54,649,385	$-	$-	$54,649,385

	Level 1	Level 2	Level 3	Fair Value

Money markets	$3,987,349	$-	$-	$3,987,349
Balanced funds	13,442,360	-	-	13,442,360
Bond funds	4,794,531	-	-	4,794,531
Domestic stock funds	19,141,675	-	-	19,141,675
International stock funds	2,667,722	-	-	2,667,722
Common stock	3,810,455	-	-	3,810,455

Total investments	$47,844,092	$-	$-	$47,844,092

    There were no assets measured at fair value on a non-recurring basis at December 31, 2012 or 2011.  There were no transfers between categories during 2012 or 2011.

4.         TAX STATUS

    The Bank adopted a prototype plan whose most recent determination letter from the Internal Revenue Service, dated
    August 22, 2001, stated that the Plan and related Trust were designed in accordance with applicable sections of the IRC.
    The Plan has been amended since receiving this letter; however, the Plan Administrator believes the Plan is currently operated in compliance with the applicable requirements of the IRC.
    The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2009.

    The Plan did not have any uncertain tax positions at December 31, 2012 or 2011 which require disclosure or accrual.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Concluded)

5.         ADMINISTRATION OF PLAN ASSETS

    The Plan assets are held by Vanguard Fiduciary Trust Company, the Trustee of the Plan.

    Bank contributions, participant elective deferrals, and participant accounts are held and administered by Vanguard, who invests cash received in accordance with participants’ instructions and makes distributions to participants.

    Certain administrative functions are performed by officers or employees of the Bank.  No such officers or employees receive compensation for such functions from the Plan.

6.         RELATED PARTY TRANSACTIONS

    The Bank contributed $2,542,872 and $1,875,898 to the Plan for the years ended December 31, 2012 and 2011, of which nothing was owed to the Plan at December 31, 2012 and December 31, 2011, respectively.  In addition, the Bank paid expenses in connection with the administration of the Plan, totaling $15,000 and $15,050 for the years ended
    December 31, 2012 and 2011, respectively.

    The Plan has investments in common stock of Berkshire Hills Bancorp, Inc., the parent company of the Bank.  For the years ended December 31, 2012 and 2011, the purchases of stocks amounted to $714,731 and $638,480, respectively and sales amounted to $604,179 and $354,074.  Dividends earned were $117,586 and $101,402. In addition, certain of the investment options are managed by Vanguard.  Transactions in such investments qualify as party-in-interest transactions.

7.         ASSETS TRANSFERRED IN FROM TERMINATED PLANS

    There were no assets transferred from terminated plans during 2012.

On April 1, 2011, the Bank acquired The Rome Savings Bank (“Rome”).  Effective on the merger date, the Rome 401(k) Profit
Sharing Plan participants had the option to transfer their funds into the Plan.  The employees of Rome electing to transfer are subject to the eligibility requirements of the Plan and were given credit for hours of service with their previous employer.
Assets transferred in amounted to $916,912 in 2011.

8.         ROLLOVER CONTRIBUTIONS

Rollover contributions are made up of contributions from former employees of Legacy Banks (“Legacy”), The Connecticut
Bank and Trust Company (“CBT”), Greenpark Mortgage Corporation (“Greenpark”), and Beacon Federal Bancorp (“Beacon”).

On July 21, 2011, the Bank acquired Legacy.  Effective on the merger date, the Legacy 401(k) Profit Sharing Plan participants had the option to transfer their funds into the Plan.  The

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

ROLLOVER CONTRIBUTIONS (concluded)

employees of Legacy electing to transfer are subject to the eligibility requirements of the Plan and were given credit for hours of service with their previous employer.

On April 20, 2012, the Bank acquired CBT.  Effective on the merger date, the CBT 401(k) Profit Sharing Plan participants had the option to transfer their funds into the Plan.  The employees of CBT electing to transfer are subject to the eligibility requirements of the Plan and were given credit for hours of service with their previous employer.

On April 30, 2012, the Bank purchased certain assets and assumed certain limited liabilities of Greenpark. Effective on the merger date, the Greenpark 401(k) Profit Sharing Plan participants had the option to transfer their funds into the Plan.  The employees of Greenpark electing to transfer are subject to the eligibility requirements of the Plan and were given credit for hours of service with their previous employer.

On October 19, 2012, the Bank acquired Beacon.  Effective on the merger date, the Beacon 401(k) Profit Sharing Plan participants had the option to transfer their funds into the Plan.  The employees of Beacon electing to transfer are subject to the eligibility requirements of the Plan and were given credit for hours of service with their previous employer.

9.         SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 25, 2013, the date the financial statements were issued noting no events requiring disclosure.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Concluded)

10.         RECONCILIATION OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at
December 31, 2012 and 2011 to Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per financial statements	$55,853,752	$48,821,072
Certain deemed distributions of participant loans reflected
on Form 5500	790	-
Net assets available for benefits per Form 5500	$55,852,962	$48,821,072

The following is a reconciliation of the net increase in net assets available for benefits as presented in the statement of changes in net assets available for benefits to Form 5500 for the year ended December 31, 2012 and 2011:

	December 31,
	2012	2011
Net assets available for benefits per financial statements	$55,853,752	$48,821,072
Certain deemed distributions of participant loans reflected
on Form 5500	790	-
Net assets available for benefits per Form 5500	$55,852,962	$48,821,072

BERKSHIRE BANK 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2012

(a)	(b) (c) Identity of Issuer, Borrower, Lessor or Similary Party and Description of Investment	(d) Number of Units/Shares	(e) Current Value (1)

	Mutual funds:
	Royce Low Priced Stock	66,400.320	$918,980
	Templeton Global Bond Fund	62,479.293	835,973
*	Vanguard 500 Index Inv.	53,383.671	7,013,013
*	Vanguard Emrg Mkts Stk Ind Inv.	15,973.256	447,411
*	Vanguard IT Treasury Inv.	306,759.229	3,589,083
*	Vanguard International Growth Fund	126,062.159	2,429,218
*	Vanguard Mid-Cap Index Fund	95,085.261	2,136,566
*	Vanguard Morgan Growth Inv.	50,526.330	1,005,474
*	Vanguard Prime Money Market	3,984,466.930	3,984,467
*	Vanguard Selected Value	38,722.744	812,403
*	Vanguard ST Bond Index Inv.	68,603.335	729,253
*	Vanguard ST Federal Inv.	3,763.028	40,641
*	Vanguard Small-Cap Growth Index	102,996.168	2,577,994
*	Vanguard TGT Retirement 2010	9,187.858	221,703
*	Vanguard TGT Retirement 2015	331,375.584	4,433,805
*	Vanguard TGT Retirement 2020	112,805.124	2,688,146
*	Vanguard TGT Retirement 2025	202,904.603	2,757,473
*	Vanguard TGT Retirement 2030	52,023.333	1,216,306
*	Vanguard TGT Retirement 2035	119,006.984	1,676,808
*	Vanguard TGT Retirement 2040	21,093.221	488,941
*	Vanguard TGT Retirement 2045	80,964.225	1,178,029
*	Vanguard TGT Retirement 2050	14,069.864	324,873
*	Vanguard TGT Retirement 2055	8,510.922	211,071
*	Vanguard TGT Retirement 2060	3.288	72
*	Vanguard Target Retirement Inc.	165,645.197	2,019,215
*	Vanguard Total Stock Market Inv.	146,070.608	5,205,957
*	Vanguard Windsor II Fund Inv.	38,780.718	1,139,378
	Common Stock:
*	Berkshire Hills Bancorp, Inc. Common Stock	714,731.184	4,567,132
	Loan Fund:
*	Participant loans		1,197,730

			$55,847,115

(1)	As allowed by ERISA, cost information may be omitted with respect to participant or beneficiary directed investments under an individual account plan.

 *     Represents a party-in-interest as defined by ERISA.

See report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Berkshire Bank 401(k) Plan

Date: June 25, 2013	By:	/s/ Linda A. Johnston
Linda A. Johnston
Executive Vice President, Human Resources